UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                               SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                 0-24970

                               FORM 10-QSB                      CUSIP NUMBER
                                                                   787189
                   For Period Ended: September 30, 1996

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                     SAINT ANDREWS GOLF CORPORATION
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                        Full Name of Registrant

                             Not Applicable
                       -------------------------
                       Former Name if Applicable

                5325 South Valley View Boulevard, Suite 10
         --------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                        Las Vegas, Nevada 89118
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                        City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's accounting personnel have been out of town and were not able to make the final changes needed to the Form 10-QSB in sufficient time to file it in a timely manner.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Jon D. Sawyer                 303/295-2355
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                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

     NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

     The Registrant had a net loss of $(124,000) for the quarter ended September 30, 1996, as compared to net income of $4,000 for the quarter ended September 30, 1995.  The Registrant also had a net loss of $(543,000) for the nine months ended September 30, 1996, as compared to a net loss of $(149,000) for the nine months ended September 30, 1995. The decline in the results of operations is due to reduced revenues, primarily as a result of a decrease in royalties due to decreased sales at the franchise level, and increased expenses as a result of development and other expenses relating to the Registrant's proposed SportPark in Las Vegas, and higher advertising costs related to a new advertising program for franchisees.
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                     SAINT ANDREWS GOLF CORPORATION
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               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                   SAINT ANDREWS GOLF CORPORATION

Date:  November 15, 1996           By/s/ Ronald Boreta
                                     Ronald Boreta, President

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]